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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number:   333-107539

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: April 30, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

HLI Operating Company, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

15300 Centennial Drive

Address of Principal Executive Office (Street and Number)

Northville, Michigan 48167

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Given the fact that the Registrant’s only personnel are employees of the registrant’s parent corporation, Hayes Lemmerz International, Inc. (“Hayes”), and the significant amount of time and effort being devoted by such personnel to the preparation of consolidated financial statements for Hayes and its consolidated subsidiaries, the preparation of the Hayes Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2004 and other operational requirements of Hayes and its subsidiaries, the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2004 could not be timely prepared without unreasonable effort or expense. The Registrant’s Form 10-Q for this quarterly period will be filed no later than the fifth calendar day following the prescribed due date of June 14, 2004.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Patrick C. Cauley	(734)	737-5075

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(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HLI Operating Company, Inc.
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

HLI OPERATING COMPANY, INC.
By:	/s/ PATRICK C. CAULEY
Patrick C. Cauley
Vice President, General Counsel and Secretary

Date: June 15, 2004

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